Pacific Vision Group, Inc.
P. O. Box 32369
Long Beach, Ca 90832


January 7, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N. W.
Washington, c. C. 20549

Dear Sir/Madam,

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Pacific Vision Group, Inc., a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on form 10SB, File No. 000-31621, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on September 26, 2000. The Registration Statement was then abandoned without further action by the company.

     As the Registrant had determined that it is in its best interests to formally abandon the Registration Statement at this time, the Registrant is therefore withdrawing its Registration Statement. The Registration Statement did not become effective, and no shares have been offered, issued or sold pursuant to the Registration Statement. Should you have any questions regarding this letter, please do not hesitate to contact Kevin Sherlock, legal counsel to the Registrant, at (520) 745-2033, or the undersigned at
(0086) 216 217 887, my contact number in China.



Very Truly Yours,

     Philip Liu
/s/----------------------
     Philip Liu,
     President,
     Pacific vision Group, Inc.